O/D VISION, INC.

FINANCIAL STATEMENT FOR THE PERIOD ENDED

DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report

To Management
O/D Vision, Inc.
Dover, Delaware

I have reviewed the accompanying consolidated financial statements of O/D Vision, Inc., which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of income, statement of equity and statement of cash flow, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my review, I am not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

JEasy

Trumaine Easy, CPA
License# AC55871
255 S Orange Avenue
Suite 104 PMB1201
Orlando, FL 32801

O/D VISION, INC
BALANCE SHEET
DECEMBER 31,2021
ASSETS

CURRENT ASSETS	
Cash and cash equivalents	**$0**
Accounts receivable, net	**0**
Inventory	**0**
Loans receivable-related party	**0**
Prepaid expenses and other current assets	**0**
TOTAL CURRENT ASSETS	**0**
PROPERTY AND EQUIPMENT	
Property and equipment, net	**0**
OTHER ASSTETS	
Intangible assets, net	**0**
Deposits	**0**
	0
TOTAL ASSETS	**$0**

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	**$0**
Credit cards payable	**0**
Warranty reserve	**0**
Accrued expenses	**0**
Sales tax payable	**0**
Deferred revenue	**0**
TOTAL CURRENT LIABILITIES	**0**
TOTAL LIABILITIES	**0**
SHAREHOLDERS' EQUITY	
Common Stock	**0**
Preferred stock	**0**
Additional paid-in capital	**0**
Retained earnings	**0**
TOTAL SHAREHOLDERS' EQUITY	**0**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$0**

See Independent accountant's review report and accompanying notes to financial statements

O/D VISION, INC
STATEMENT OF INCOME
DECEMBER 31,2021

REVENUES	**$0**
COST OF GOODS SOLD	**$0**
GROSS PROFIT	**0**
OPERATING EXPENSES	
Advertising and marketing	**0**
Bank fee	**0**
Bonus and commission	**0**
Contracts and consultants	**0**
Depreciation expense	**0**
Insurance expense	**0**
IT expense	**0**
Legal and Professional fees'	**0**
Licenses	**0**
Meals and entertainment	**0**
Miscellaneous expense	**0**
Office supplies	**0**
Payroll expense	**0**
Postage and delivery	**0**
Rent and lease	**0**
Research and development	**0**
Travel	**0**
Ukraine expense	**0**
Utilities	**0**
TOTAL OPERATING EXPENSES	**0**
NET OPERATING PROFIT/(LOSS)	**0**
OTHER INCOME/(EXPENSE)	
Interest income	**0**
Interest expense	**0**
TOTAL OTHER INCOME/(EXPENSE)	**0**
NET INCOME(LOSS)	**$0**
OTHER COMPREHENSIVE INCOME/(LOSS)	
foreign currency translation gain/loss	**0**
TOTAL COMPREHENSIVE INCOME/(LOSS)	**$0**

See indep. acct.'s review report &
notes to financial statements

O/D VISION, INC

STATEMENT OF EQUITY
DECEMBER 31,2021

O/D VISION,INC
STATEMENT OF EQUITY
DECEMBER 31,2021

	Common Stock		Preferred Stock		Additional	Ret
	Shares	Amount	Shares	Amount	Paid-in Capital	(Ac
BEGINNING BALANCE, SEPTEMBER 9,2021 (INCEPTION)	-	$0	-	$0	$0	
Contributions	0	0	0	0	0	
Other comprehensive gain/(loss)	0	0	0	0	0	
Net income	0	0	0	0	0	
ENDING BALANCE, DECEMBER 31,2021	0	**$0.00**	0	**$0.00**	**$0.00**	

See Independent accountant's review report and accompanying notes to financial statements

O/D VISION, INC
STATEMENT OF CASH FLOWS
DECEMBER 31,2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income/(Loss)	**$0**
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation expense	**0**
(Increase) decrease in assets:	
Accounts receivable	**0**
Inventory	**0**
Prepaid expenses and other current assets	**0**
Security deposit	**0**
Increase (decrease) in liabilities	
Accounts payable	**0**
Credit cards payable	**0**
Warranty reserve	**0**
Sales tax payable	**0**
Deferred revenue	**0**
Accrued expenses	**0**
CASH USED FOR OPERATING ACTIVITIES	**0**
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for fixed assets	**0**
Issuance of notes receivable - related party	**0**
Cash used for intangible assets	**0**
CASH PROVIDED BY (USED) FOR INVESTING ACTIVITIES	**0**
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common and preferred stock	**0**
CASH PROVIDED BY FINANCING ACTIVITIES	**0**
NET INCREASE (DECREASE) IN CASH	**0**
CASH AT BEGINNING OF YEAR	**0**
CASH AT END YEAR	**$0**
CASH PAID DURING THE YEAR FOR :	
INTEREST	**$0**
SUPPLEMENTAL DISCLOSURE FOR NON CASH ACTIVITIES:	
STOCK ISSUANCE IN EXCHANGE FOR ASSETS	**$0**

See Independent accountant's review report and accompanying notes to financial statements

1. **Summary of Significant Accounting Policies**

The Company

The financial statements have been prepared to present the financial position and results of operations (the "Company"). The financial statement only includes information from inception (September 9, 2021) through December 31, 2021.

O/D Vision, Inc. was incorporated in the State of Delaware on September 9, 2021.

Fiscal Year

The Company operates on a December 31st year-end.

Principles and Basis of Accounting

The financial statements are primarily including the accounts of O/D Vision, Inc (, the "Company). The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use *of Estimates*

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks* and *Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents
As of December 31, 2021, the Company held no cash and cash equivalents.

Accounts Receivable
As of December 31, 2021, Company had no Accounts Receivable.

Inventory
As of December 31, 2021, Company had no inventory.

Intangible Assets
As of December 31, 2021, Company had no Intangible asset.

Property and Equipment
As of December 31, 2021, Company had no Property and Equipment

Income Taxes
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. However, ASC 740 Income Taxes ("ASC 7 40") is not applicable to the Company as of December 31,2021.
The Company is subject to franchise and income tax filing requirements in the States of Delaware.

1. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level l - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1. Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk.

The company as of December 31,2021 held no cash balance held at a major financial institution which means nothing exceed federally insured limits of $250,000. In this instance, Management believes that the financial institution is financially sound and the risk of loss is low.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

There were no circumstances, events and conditions to suggest the Company recognizes revenue *for* the year ending December 31,*2021*

Warranty Reserve

The product contracts entered into generally provide a one-year product warranty to customers from the date of shipment. The Company currently estimate the cost of satisfying warranty claims based on analysis of past experience and provide for future claims in the period the revenue is recognized.

Advertising Expenses

The Company expenses were zero which includes advertising costs for the year ending December 31,*2021*

Research and Development

The Company expenses were zero which includes Research and Development costs for the year ending December 31,*2021.*

***Foreign* Currency**

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign* Currency *Matters,* foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity /(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Ukraine Operations

No operations associated with O/D Vision, Inc are recorded as "Ukraine operations" on the income statement. This company anticipates future humanitarian support.

Equity Based Compensation

The Company does not currently account for stock options.

See *independent accountant's review report.*

1. Summary of Significant Accounting Policies (continued)

New *Accounting* Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

2 . Property and Equipment

Property and equipment consisted of the following at December 31, 2021:

Property and equipment at cost:

Office equipment	$ 0
	0
Less: Accumulated depreciation	0
Total	$ 0

3 Loans Receivable - Related Parties

The Company has currently does not provide loans to related parties of the Company as of December 31, 2021.

4 Equity

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Company shall have authority to issue is One million (1,000,000), consisting of One million (1,000,000) shares of Common Stock. As of December 31, 2021, there is no common stock outstanding.

Preferred Stock

There is no common stock authorized and outstanding as of December 31, 2021.

Equity Based Compensation

There is currently no equity-based compensation plan as of December 31,2021

5 Subsequent Events

The Company anticipates stock options to a future employee.

The Company has evaluated subsequent events through March 31, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.